Exhibit 99.1

Okeanis Eco Tankers Corp. – New Financings Update

ATHENS, GREECE, May 21, 2024: Okeanis Eco Tankers Corp. (“we”, the “Company”, “OET” or “Okeanis”) (NYSE:ECO / OSE:OET) is pleased to announce the following financings update relating to its fleet.

On May 20, 2024, we entered into a new $60.0 million senior secured credit facility to refinance the Company’s existing facility secured over the VLCC vessel Nissos Kythnos and for general corporate purposes (the “Nissos Kythnos New Facility”). The Nissos Kythnos New Facility is provided by Danish Ship Finance A/S and the transaction is expected to close in May 2024. It is priced at 140 basis points over the applicable Term SOFR, until December 2026. Thereafter, a new applicable margin will be mutually agreed between the parties, for the remaining duration of the facility, which matures in six years. If the parties do not agree to a new applicable margin, the Company will have the ability to prepay the facility at no additional cost. The facility will be repaid in quarterly instalments of approximately $1.041 million each, together with a balloon installment of approximately $35.024 million payable at maturity, is secured by, among other things, security over the Nissos Kythnos, and is guaranteed by the Company. The facility also includes a sustainability linked margin adjustment provision, starting in 2025, whereby the applicable margin may decrease or increase by 5 basis points per year, subject to the Company meeting certain sustainability linked targets.

On May 21, 2024, we entered into a supplemental agreement to our senior secured credit facility currently financing the VLCC vessel Nissos Donoussa (the “Nissos Donoussa Supplemental Agreement”). The Nissos Donoussa Supplemental Agreement, which is expected to become effective in May 2024, provides for a reduction of the margin to 165 basis points over the applicable Term SOFR, through the duration of the facility. No other material terms of the facility have been supplemented or amended.

Iraklis Sbarounis, CFO of the Company, commented:

“We continue our focus in improving our capital structure and are very pleased to announce these two transactions, which reduce further our cost of debt. We are currently observing a very competitive financing market landscape for us, a testament to the positioning of the Company and our strong relationships with our financiers. We are delighted to commence partnerships with new ones and at the same time are proud and thankful to be able to benefit from ones we and our major shareholder have established and cultivated for many years. These transactions reduce our applicable pricing by approximately 100 basis points on our two VLCC vessels, and continue the momentum from our series of accretive refinancings and financing amendments over the last 10 months. We actively continue working on sourcing debt capital at favorable and value-creating terms to finance the purchase option of our Suezmax Poliegos under its current finance lease this summer, and target to provide further updates in due course.”

Contacts

Company

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the U.S. Securities and Exchange Commission’s website at www.sec.gov.